March 17, 2025

Wenxi He
Chief Executive Officer and Chairwoman
Metal Sky Star Acquisition Corporation
221 River Street, 9th Floor
Hoboken, NJ 07030

       Re: Metal Sky Star Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed March 6, 2025
           File No. 001-41344
Dear Wenxi He:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Xinyue Yang